UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LDK SOLAR CO., LTD.

(Name of applicant)

Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.535% Convertible Senior Notes due 2018	$264,458,500 aggregate principal amount plus amounts paid-in-kind as permitted by the indenture (and subject to any increase at the closing of Ordinary Creditors’ election pursuant to the Cayman Scheme, which closing has yet to occur)

Date of issuance:

December 17, 2014

Name and address of agent for service:

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

Explanatory Note

This Amendment No.1 (the “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on January 15, 2015 (File No. 022-29004) (the “Original Application”), is being filed to supplement the disclosure made under Item 3 in the Original Application. Item 3 in the Original Application is to be deleted in its entirety and replaced with Item 3 disclosed below. All information in the Original Application, other than as described above, is unchanged and has been included in this Amendment for convenience purposes only.

GENERAL

1.	General Information.

LDK Solar CO., Ltd. (the “Company”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 166736.

2.	Securities Act exemption applicable.

Pursuant to the terms set forth in the scheme of arrangements under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Scheme”) between the Company (in provisional liquidation) and the scheme creditors therein, the Company on December 17, 2014 issued 5.535% Convertible Senior Notes due 2018 (the “2018 CBs”) in exchange for a significant portion of the claims of certain creditors of the Company, primarily holders of the Company’s Renminbi-Denominated US$-Settled Senior Notes due 2014 as well as certain other ordinary creditors (the “Ordinary Creditors”).

The 2018 CBs were issued under the Indenture to be qualified hereby (the “Indenture”), dated December 10, 2014, by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, and The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar. The Indenture is attached hereto as Exhibit T3C.

The 2018 CBs were issued by the Company in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Cayman Scheme. The Grand Court of the Cayman Islands (the “Cayman Court”) approved the Cayman Scheme on November 7, 2014 based on, among other things, fairness of the Cayman Scheme, which was subject to various proceedings at the Cayman Court available for appearance by all relevant creditors to whom the 2018 CBs were proposed to be issued pursuant to the Indenture, with prior notice given to such creditors as instructed by the Cayman Court. On November 21, 2014, the United States Bankruptcy Court for the District of Delaware entered an order to recognize the provisional liquidation proceeding in the Cayman Court as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code and an additional order to recognize and to give full force and effect in the jurisdiction of the United States to the Cayman Scheme.

AFFILIATIONS

3.	Affiliates.

For purposes of this Application only, the Company’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of the Company, which list is incorporated herein by reference.

In addition, each of Fulai Investments Limited, a company incorporated with limited liability under the laws of British Virgin Islands with registration number 174612, and Heng Rui Xin Energy (HK) Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the Registrar of Companies in Hong Kong under CR No. 1819533, is a shareholder of the Company and has the power to designate members of the Company’s board of directors. As a result, they are considered affiliates of the Company as of December 17, 2014 and as of the date hereof.

The following is a list of the other affiliates of the Company as of the date hereof, each a direct or indirect subsidiary of the Company.

Name	Place of incorporation
Anhui LDK New Energy Co., Ltd.	China
Ezhou LDK PV Agriculture Technology Co., Ltd.	China
Hetian PV Technology Co., Ltd.	China
Hohhot LDK New Energy Engineering Co., Ltd.	China
Jiangxi LDK PV Silicon Technology Co., Ltd.	China
Jiangxi LDK Solar Hi-Tech Co., Ltd.	China
Jiangxi LDK Solar Polysilicon Co., Ltd.	China
Jiangxi Xin Wei Power Co., Ltd.	China
LD Thin S.r.l.	Italy
LDK Optronics Technology Co., Ltd.	China
LDK PV Tech (Hong Kong) Co., Limited	Hong Kong
LDK Solar Italia S.r.l. (in liquidation)	Italy
LDK Silicon & Chemical Technology Co., Ltd.	Cayman Islands
LDK Silicon Holding Co., Limited	Hong Kong
LDK Solar Canada Inc.	Canada
LDK Solar Europe Holding S.A.	Luxemburg
LDK Solar Germany Holding GmbH	Germany
LDK Solar Hi-Tech (Hong Kong) Co., Limited	Hong Kong
LDK Solar Hi-Tech (Nanchang) Co., Ltd.	China
LDK Solar Hi-Tech (Suzhou) Co., Ltd.	China
LDK Solar Hi-Tech (Xinyu) Co., Ltd.	China
LDK Solar International Company Limited	Hong Kong
LDK Solar Power Technology (Hefei) Co., Ltd.	China
LDK Solar Power Technology (Xinyu) Co., Ltd.	China
LDK Solar Systems, Inc. (in liquidation)	Delaware, U.S.A.
LDK Solar Europe Tech GmbH (in liquidation)	Germany
LDK Solar Tech (Japan) Co., Ltd.	Japan
LDK Solar Tech USA, Inc. (in liquidation)	California, U.S.A.
LDK Solar USA, Inc. (in liquidation)	California, U.S.A.
LDK Trading Service Germany GmbH (in liquidation)	Germany
North Palm Springs Investments, LLC	California, U.S.A.
Shigatse LDK Solar Power Co., Ltd.	China
Solar Power Holding (HongKong) Co., Limited	Hong Kong
Taojiang LDK New Energy and Engineering Co., Ltd.	China
Wuwei LDK New Energy Power Co., Ltd.	China

The entities listed above were also the Company’s affiliates as of December 17, 2014, the issue date of the Company’s 2018 CBs. In addition, as of December 17, 2014, China Development Bank International Holdings Limited (“CDB International”), a company incorporated with limited liability under the laws of Hong Kong and registered with the Registrar of Companies in Hong Kong under CR No. 1588833, had the power to designate, and designated, a director for LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), a subsidiary of the Company. As a result, CDB International was considered an affiliate of the Company as of December 17, 2014. The director of LDK Silicon designated by CDB International, Zhiwei Hu, tendered his resignation as a director on December 31, 2014.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

The following table sets forth the name of, and all offices held by, the Company’s directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”)). The mailing address for each director and executive officer listed below is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Directors and Executive Officers	Position
Xingxue Tong	Director, President and Chief Executive Officer
Zhibin Liu	Non-executive Director
Shi Chen	Non-executive Director
Maurice Wai-fung Ngai	Independent Director
Junwu Liang	Independent Director
Shi-an Wu	Independent Director
Ceng Wang	Independent Director
Jack Lai	Executive Vice President and Chief Financial Officer
Yuepeng Wan	Senior Vice President and Chief Technology Officer

5.	Principal owners of voting securities.

The following table sets forth information as to each person owning 10% or more of the voting securities of the Company as of the date hereof.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
LDK New Energy Holding Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	48,053,953	20.4%
Fulai Investments Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	42,000,000	17.8%
Heng Rui Xin Energy (HK) Co., Limited Room 1501, 15/F Lucky Centre, 165-171 Wanchai Road, Wanchai, Hong Kong	Ordinary shares	25,307,497	10.7%

UNDERWRITERS

6.	Underwriters.

Within three years prior to the date of this Application, no person acted as an underwriter of any securities of the Company that are currently outstanding on the date of this Application.

There is no underwriter for the 2018 CBs.

CAPITAL SECURITIES

7.	Capitalization.

Set forth below is certain information as to each authorized class of securities of the Company as of the date hereof.

Title of class	Amount authorized	Amount outstanding
Ordinary shares, $0.10 par value	499,580,000	235,523,289
Shares of undesignated class, $0.10 par value	420,000	—
5.535% Convertible Senior Notes due 2016	N/A	$358,743,400
5.535% Convertible Senior Notes due 2018	N/A	$264,458,500

Each ordinary share, including each American depositary share (“ADS”) representing an ordinary share, is entitled to one vote per share on any matter presented to the holders of the ordinary shares, with holders of ADSs to vote through the depositary with respect to their ADSs as provided in the deposit agreement relating to the ADSs.

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The 2018 CBs were issued under the Indenture. The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 which are not otherwise defined herein have the meanings assigned to the under the Indenture.

(a)	Notice of Default

Each of the following is an event of default:

(a) the Company fails to pay the principal of, or premium, if any, on, any Security when the same becomes due and payable, whether on or before the Maturity Date;

(b) the Company fails to pay an interest installment or any other amount on any Security when due, if such failure continues for 30 days after the date when due, subject to the Company’s right to elect to PIK under Section 2.13 of the Indenture;

(c) the Company fails to satisfy the Conversion Obligation upon exercise by a Holder of its conversion rights pursuant to its Securities;

(d) the Company fails to provide on a timely basis a compliance certificate as required by Section 4.08 of the Indenture or any notice of Default or Event of Default pursuant to Section 4.11 of the Indenture if such failure continues for 30 days after the date when due;

(e) the Company fails to comply with any other term, covenant or agreement set forth in the Securities or the Indenture;

(f) (i) the Company or any Offshore Subsidiary defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed, in the aggregate principal amount then outstanding of US$15,000,000 or more; (ii) Indebtedness of the Company or any of its Subsidiaries for money borrowed in the aggregate principal amount of US$15,000,000 or more is accelerated so that it becomes due and payable prior to the date on which it would otherwise become due and payable; or (iii) without limiting the foregoing, the Company or any of its Subsidiaries defaults in any payment in relation to any obligations under the Preferred Indenture and such default constitutes an “Event of Default” (however described) under that document;

(g) the Company or any of its Significant Subsidiaries fails, for 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for the Company or any of its Significant Subsidiaries exceeds US$15,000,000, which are not stayed on appeal;

(h) a voluntary or involuntary case or other proceeding is commenced under any applicable Bankruptcy Law, insolvency law or similar law now or hereafter in effect, seeking the appointment of any Custodian to, or to the property of, the Company or any Significant Subsidiary, unless permitted or contemplated under the Schemes; provided, however, that such case or proceeding shall not have been withdrawn or dismissed within 45 days;

(i) the Company or any of its Significant Subsidiaries, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law or other similar law now or hereafter in effect, or otherwise without limitation, unless permitted or otherwise contemplated under the Schemes, either:

(i) consent to the entry of an order for relief against it in an involuntary case, or

(ii) consent to the appointment of a Custodian of it or for all or substantially all of its property or having such a Custodian appointed in circumstances where its consent is not required, or

(iii) makes a general assignment for the benefit of its creditors; or

(j) unless permitted or otherwise contemplated under the Schemes, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company or any of the Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary in an involuntary case or proceeding, or adjudicates the Company or any of the Significant Subsidiaries insolvent or bankrupt,

(ii) appoints a Custodian of the Company or any of the Significant Subsidiaries for all or substantially all of the property of the Company or any such Significant Subsidiary, as the case may be, or

(iii) orders the winding up or liquidation of the Company or any of the Significant Subsidiaries;

(k) unenforceability or invalidity of any obligations of the Company under the Indenture or the Securities; or

(l) the Preferred Creditors shall not have been repaid in full at the Stated Maturity for the Preferred Obligations on June 3, 2016 and the Preferred Creditors shall have failed to elect to either extend such Stated Maturity beyond June 3, 2016 or receive Ordinary Shares or ADSs in lieu thereof, or a combination of both.

A Default under Section 5.01(e) of the Indenture is not an Event of Default until (A) the Trustee notifies the Company in writing, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee in writing, of the Default and (B) the Default is not cured within 30 days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a Notice of Default. If the Holders of at least 25% in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall (subject to being indemnified and/or secured and/or pre-funded to its satisfaction) do so. When a Default is cured, it ceases to exist for all purposes under the Indenture.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

One duly authorized Officer shall sign the Securities for the Company by manual or facsimile signature.

A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.

A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

Upon receipt of a Company Order, the Trustee shall authenticate Securities for original issue as provided in Section 2.01 of the Indenture, with the aggregate principal amount of the Securities outstanding at any time not to exceed the maximum amount permitted thereunder. In addition, in connection with the payment of PIKed interest, the Trustee shall upon receipt of a Company Order as provided in Section 2.15 of the Indenture authenticate and deliver PIK Securities for an aggregate principal amount specified in such Company Order for such PIK Securities issued under the Indenture.

Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement under the Securities Act as set forth in Section 2.15(b) of the Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent so appointed has the same rights as the Trustee to deal with the Company and its Affiliates.

The Securities shall be issuable only in registered form without interest coupons and only in denominations of US$1.00 principal amount and any integral multiples of US$1.00; provided that an increase in the principal amount of Securities as a result of the Company’s election to PIK may be added, and PIK Securities may be issued, in denominations of US$1.00 in accordance with Section 2.14 of the Indenture.

There are no proceeds (and therefore no application of proceeds) from the issue of the 2018 CBs because the 2018 CBs were issued in partial satisfaction of the claims of certain creditors of the Company, including holders of the Company’s Renminbi-Denominated US$ Settled Senior Notes due 2014.

(c)	Satisfaction and Discharge of the Indenture

The Comp Indenture shall cease to be of further effect, if:

(a) either (i) all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture) have been delivered to the Securities Agent for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture) on such due date;

(b) the Company pays to the Trustee and the Securities Agent all other sums payable under the Indenture by the Company;

(c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit;

(d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, the Indenture; and

(e) the Company shall have delivered to the Trustee and the Securities Agent an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with;

provided, however, that Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.15, 2.16, 2.17, 4.01, 4.02, 4.07, 6.07 and 6.08 and ARTICLES VII and IX of the Indenture shall survive any discharge of the Indenture until such time as the Securities have been paid in full and there are no Securities outstanding.

(d)	Evidence of Compliance with Conditions and Covenants of the Indenture

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company or within 14 days of a written request from the Trustee, or, if earlier, by the date the Company is, or would be, required to file with the SEC the Company’s annual report (whether on Form 20-F under the Exchange Act or another appropriate form) for such fiscal year or upon written request of the Trustee, a certificate of two or more Officers as required by TIA Section 314(a)(4), stating whether or not the signatories to such certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under the Indenture or the Securities (without regard to any period of grace or requirement of notice under the Indenture or the Securities). If such signatories do know of any such Default or Event of Default, then such certificate shall describe the Default or Event of Default and its status.

9.	Other obligors.

None.

Contents of application for qualification

This Application for qualification comprises:

(a) Pages numbered 1 to 11, consecutively;

(b) The Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, London Branch, as trustee, under the Indenture to be qualified; and

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee.

(i)	Exhibit T3A – Fourth Amended and Restated Memorandum and Articles of Association of LDK Solar CO., Ltd., incorporated by reference to Exhibit 1.1 to its annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009

(ii)	Exhibit T3B – See Exhibit T3A

(iii)	Exhibit T3C – The indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, and The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar relating to the Company’s Convertible Senior Notes due 2018, with a form thereof filed with the SEC as Exhibit 2.10 to its annual report on Form 20-F (File Number: 001-33464) on November 5, 2014*

(iv)	Exhibit T3D1 – Order by the Grand Court of the Cayman Islands approving, among other things, the Cayman Scheme*

(v)	Exhibit T3D2 – Order by U.S. Bankruptcy Court for the District Delaware (I) recognizing the Cayman proceedings of LDK Solar CO., Ltd. as a foreign main proceeding and (II) granting related relief*

(vi)	Exhibit T3D3 – Order by U.S. Bankruptcy Court for the District of Delaware recognizing and enforcing the scheme of arrangement and the order of the Cayman Court sanctioning the scheme of arrangement upon recognition of the Cayman proceeding*

(vii)	Exhibit T3E – Explanatory Statement in Relation to Linked and Inter-Conditional Schemes of Arrangement under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands and Section 673 of the Companies Ordinance (Cap 622) of Hong Kong between LDK Solar CO., Ltd. (in provisional liquidation) and LDK Silicon & Chemical Technology Co., Ltd., an exempted Cayman Islands company, and LDK Silicon Holding Co., Limited, a Hong Kong company, in the High Court of Hong Kong and in the Grand Court of the Cayman Islands and the Scheme Creditors, incorporated by reference to Exhibit 99.1 to the periodic report of LDK Solar CO., Ltd. on Form 6-K submitted to the SEC (File Number: 001-33464) on September 8, 2014

(viii)	Exhibit T3F – TIA Cross Reference Sheet*

(ix)	Exhibit 25.1 – Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, London Branch*

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, LDK Solar CO., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, has duly caused this Application, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Xinyu City, Jiangxi Province, People’s Republic of China, on the 21st day of January 2015.

(SEAL)

LDK SOLAR CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	President and CEO

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar CO., Ltd.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A.	Fourth Amended and Restated Memorandum and Articles of Association of LDK Solar CO., Ltd., incorporated by reference to Exhibit 1.1 to its annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009

Exhibit T3B	See Exhibit T3A

Exhibit T3C	The indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, and The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar relating to the Company’s Convertible Senior Notes due 2018, with a form thereof filed with the SEC as Exhibit 2.10 to its annual report on Form 20-F (File Number: 001-33464) on November 5, 2014*

Exhibit T3D1	Order by the Grand Court of the Cayman Islands approving, among other things, the Cayman Scheme*

Exhibit T3D2	Order by U.S. Bankruptcy Court for the District Delaware (I) recognizing the Cayman proceedings of LDK Solar CO., Ltd. as a foreign main proceeding and (II) granting related relief*

Exhibit T3D3	Order by U.S. Bankruptcy Court for the District of Delaware recognizing and enforcing the scheme of arrangement and the order of the Cayman Court sanctioning the scheme of arrangement upon recognition of the Cayman proceeding*

Exhibit T3E	Explanatory Statement in Relation to Linked and Inter-Conditional Schemes of Arrangement under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands and Section 673 of the Companies Ordinance (Cap 622) of Hong Kong between LDK Solar CO., Ltd. (in provisional liquidation) and LDK Silicon & Chemical Technology Co., Ltd., an exempted Cayman Islands company, and LDK Silicon Holding Co., Limited, a Hong Kong company, in the High Court of Hong Kong and in the Grand Court of the Cayman Islands and the Scheme Creditors, incorporated by reference to Exhibit 99.1 to the periodic report of LDK Solar CO., Ltd. on Form 6-K submitted to the SEC (File Number: 001-33464) on September 8, 2014

Exhibit T3F	TIA Cross Reference Sheet*

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, London Branch*

*	Previously filed.